Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months		Six months
	ended June 30,		ended June 30,
	2012	2011	2012	2011

Net income (loss)	$(797)	$66	$(805)	$115

Class A Unit Holders (ownership percentage)	x 100%	x 100%	x 100%	x 100%

Net income (loss) allocable to Class A Unit Holders	$(797)	$66	$(805)	$115

Class A Units outstanding	7,500	7,500	7,500	7,500

Net income (loss) per Class A Unit	$(0.11)	$0.01	$(0.11)	$0.02

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